21 January 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 125,400 Reed Elsevier PLC ordinary shares at a price of 1125.2643p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 71,494,485 ordinary shares in treasury, and has 1,133,994,265 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 1,796,150 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 72,600 Reed Elsevier NV ordinary shares at a price of €20.7287 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 42,338,344 ordinary shares in treasury, and has 654,952,560 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 1,039,800 shares.